UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42696

Vantage Corp

(Registrant’s Name)

#07-07, Level 7, 51 Cuppage Road

Singapore 229469

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On November 5, 2025, Vantage Corp (the “Company”) issued a press release announcing that its Board of Directors approved a Share Repurchase Program under which the Company may repurchase up to US$1 million of its Class A ordinary shares, subject to the relevant rules under the Securities Exchange Act of 1934, as amended, and the Company’s insider trading policy. The program is effective immediately until December 31, 2026. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Vantage Corp Announces US$1 Million Share Repurchase Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vantage Corp

Date: November 5, 2025	By:	/s/ Andresian D’Rozario
	Name:	Andresian D’Rozario
	Title:	Chief Executive Officer and Director